February 8, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Ingram; Dorine Miller

Re:	GenCorp Inc.
Registration Statement on Form S-3
Filed December 3, 2009 as amended on December 9, 2009
File No. 333-163455

Dear Mr. Ingram and Ms. Miller:

On behalf of our client, GenCorp Inc. (the “Company”), transmitted herewith is Amendment No. 2 to the Registration Statement on Form S-3, File No. 333-163455, of the Company (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 28, 2009 (the “Staff Letter”) with regard to the above-referenced filing.

We have reviewed the Staff Letter with the Company and the following are its responses to the comments set forth in the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

Signatures

1.	The signatures on the registration statement should include that of the principal accounting officer. See Instruction 1 of the Form S-3 signature requirements.

The Registration Statement has been revised accordingly.  See the signature page to the Registration Statement.

February 8, 2010

Exhibit 5.1

2.
The opinion appears to be limited to Ohio law yet the indenture is governed by laws of New York.   Please have counsel provide an opinion on the legality of the issue based on the laws of the state governing the indenture.

The requested opinion has been filed with the Registration Statement.  See Exhibit 5.2 to the Registration Statement.

*   *    *    *    *

In connection with responding to the Staff’s comments, a certificate signed by an officer of the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact Steve Wolosky at (212) 451-2333 or the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler

cc: Kathleen E. Redd

February 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	GenCorp Inc.
Registration Statement on Form S-3
Filed December 3, 2009 as amended on December 9, 2009
File No. 333-163455

Ladies and Gentlemen:

The disclosure in the above-referenced filing (the “Registration Statement”) is the responsibility of GenCorp Inc. (the “Company”). The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kathleen E. Redd
Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary